UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 10 April 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 10 April 2024 — 3-year rate plan proposal filed for KEDNY-KEDLI

Exhibit 99.1

10 April 2024
National Grid plc

Three-year rate plan proposal filed for National Grid's
downstate New York Gas Businesses

National Grid has filed a Joint Proposal with the New York Public Service Commission for a multi-year rate settlement for its two downstate New York gas distribution businesses (KEDNY and KEDLI).

The proposed settlement is for a three-year rate plan with new rates effective April 2024. A final decision from the New York Public Service Commission is expected in the next few months.

The proposed settlement will fund programmes necessary to modernise the gas network and continue a safe and reliable service for our customers. It will maintain a focus on customer affordability through delivering efficiencies and bill assistance programmes over the duration of the proposed rate plan. The plan includes funding for capital investment of $924 million for KEDNY and $646 million for KEDLI in the first rate year, and a Return on Equity of 9.35%. It also includes programmes to reduce methane emissions, promote non-gas alternatives, and expand energy efficiency in support of the State's environmental goals.

For additional information on these filings, please follow this link to the factsheet section of our investor's website.

Notes
The two utilities with approximately 1.9 million gas customers consist of KeySpan Energy Delivery New York (KEDNY) serving parts of New York City and KeySpan Energy Delivery Long Island (KEDLI) serving Long Island and the Rockaway Peninsula.

Investors and Analysts

Nick Ashworth Angela Broad	+44 (0) 7814 355 590 +44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952

Media

Molly Neal Karen Young	+44 (0) 7583 102 727 +1 718 541 8662

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the current energy crisis, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 and RIIO-ED2 price controls and the proposals for the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of the Company's UK gas transmission and metering business, its strategic infrastructure projects and joint ventures and the separation and transfer of the electricity system operator to the public sector. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 225 to 228 of National Grid's most recent Annual Report and Accounts, as updated by National Grid's unaudited half-year financial information for the six months ended 30 September 2023 published on 9 November 2023. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 10 April 2024